UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 2026

Commission File Number: 001-42858

OBOOK Holdings Inc.

9F., No. 28, Wencheng Rd., Beitou Dist.,

Taipei City 112, Taiwan,

Republic of China

+886-2-6610-0180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On April 2, 2026, OBOOK Holdings Inc. (the "Company") entered into a Securities Purchase Agreement (the "Purchase Agreement") with Lind Global Asset Management XV LLC (the "Investor"), pursuant to which the Company agreed to issue and sell to the Investor (i) a Senior Secured Convertible Promissory Note (the "Note") with a principal amount of US$11,500,000, reflecting a 15% original issue discount, and (ii) a Class A Common Share Purchase Warrant (the "Warrant") to purchase up to 850,340 Class A Common Shares, for aggregate gross proceeds of US$10,000,000. The closing of the transactions contemplated by the Purchase Agreement and the issuance by the Company of the Note and Warrant to the Investor in exchange for such aggregate gross proceeds is expected to occur on or around April 6, 2026, subject to satisfaction or waiver of the conditions set forth therein.

The Note matures 18 months from the date of issuance, bears no interest, and is convertible into Class A Common Shares at a conversion price of US$9.00 per share, subject to adjustments as provided therein. Commencing on the earlier of 120 days from issuance and the effective date of the Resale Registration Statement (defined below) the Company is required to file with the Securities and Exchange Commission (“SEC”) pursuant to the Purchase Agreement, the Investor may also convert up to US$821,429 per month at a repayment price equal to 92.5% of the average of the two lowest daily volume-weighted average prices during the 10 trading days prior to conversion. The Company may elect to satisfy any monthly repayment in cash at a 5% premium in lieu of issuing shares. The Company also has a one-time right to repurchase the outstanding principal at a 5% premium. The Note is a senior secured obligation of the Company, secured by substantially all assets of the Company and certain of its subsidiaries, subject to certain exceptions discussed below.

The Warrant is exercisable for cash at US$7.82 per share for a period of 60 months from issuance. The final number of Warrant Shares and the exercise price are subject to adjustment based on the actual five-day volume-weighted average price of the Class A Common Shares at closing.

Concurrently, (i) the Company and certain of its subsidiaries entered into a Security Agreement granting the Investor a security interest in substantially all assets of the Company and such subsidiaries, excluding assets subject to regulatory restrictions; (ii) the Company entered into a Pledge Agreement pledging its equity interests in certain of its direct subsidiaries, excluding subsidiaries that hold or are applying for regulatory licenses or permits; and (iii) certain subsidiaries entered into a Guaranty jointly and severally guaranteeing all of the Company's obligations under the Transaction Documents.

The Company is required to file a registration statement with the SEC to register under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for resale by the Investor the Class A Common Shares issuable upon conversion of the Note and the Class A Common Shares issuable upon exercise of the Warrant (the “Resale Registration Statement”) no later than 45 days from closing and to cause such registration statement to be declared effective by the SEC no later than 120 days from closing.

The securities described herein are being offered and sold by the Company to the Investor in a private placement exempt from the registration requirements of the Securities Act in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Documents, copies of which are filed as Exhibits 99.2 through 99.4 to this Form 6-K and are incorporated herein by reference.

Other Events

On April 3, 2026, the Company issued a press release announcing the entry into the foregoing transaction. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

TABLE OF CONTENTS

Exhibit 99.1	Press Release, dated April 3, 2026
Exhibit 99.2	Securities Purchase Agreement, dated April 2, 2026
Exhibit 99.3	Form of Senior Secured Convertible Promissory Note
Exhibit 99.4	Form of Class A Common Share Purchase Warrant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OBOOK Holdings Inc.

By:	/s/ Chun-Kai Wang
Name:	Chun-Kai Wang
Title:	Chairman and Chief Executive Officer

Date: April 2, 2026